

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

<u>Via U.S. Mail and Facsimile to 973-630-0702</u>

Harry W. Buckley
President and Chief Executive Officer
Jackson Hewitt Tax Service, Inc.
3 Sylvan Way
Parsippany, NJ 07054

> **Re**: **Jackson Hewitt Tax Service, Inc.**
> **Form 10-K/A for Fiscal Year Ended April 30, 2010**
> **Filed August 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2010**
> **File No. 1-32215**

Dear Mr. Buckley:

We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,
>
> /s/ Larry Spirgel
>
> Larry Spirgel
> Assistant Director